Exhibit 12

VANGENT, INC.

COMPUTATION OF RATIOS

(dollars in thousands)

	Predecessor Period						Successor Period
					Six Months ended	January 1, 2007 to	February 15, 2007 to
	Year Ended December 31				July 1,	February 14,	June 30,
	2003	2004	2005	2006	2006	2007	2007
Income (loss) before income taxes	$22,874	$46,740	$40,901	$45,805	$23,531	$(667)	$(15,713)
Fixed charges included in income before income taxes:
Interest Expense	343	434	910	892	445	34	14,560
Interest portion of rental expense	2,540	2,419	4,220	5,375	2,471	713	1,652
Total fixed charges	2,883	2,853	5,130	6,267	2,916	747	16,212
Total earnings available for fixed charges	$25,757	$49,593	$46,031	$52,072	$26,447	$80	$499
Ratio of earnings to fixed charges (1) (2)	8.9	17.4	9.0	8.3	9.1	NM	NM

(1)                          In calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense and one third of rent expense we believe to be representative of the interest factored in such rentals.

(2)                          For the predecessor period from January 1, 2007 through February 14, 2007 and the successor period February 15, 2007 through June 30, 2007, a deficiency in earnings to fixed charges existed of $667 and $15,713, respectively.